UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **June 8, 2011**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

485 Madison Avenue, New York, NY 10022

(Address of Principal Executive Offices) (Zip Code)

(212) 355-4141

(Registrant's telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

The information in this Report, including the exhibit, is being furnished pursuant to Item 7.01. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended.

Item 7.01.   Regulation FD Disclosure.

Certain executive officers of American Independence Corp. (the "Company") will address stockholders at the Company's previously announced 2011 Annual Meeting of Stockholders on June 9, 2011 (the "Annual Meeting"). The Company is furnishing the slide presentation that will be presented at the Annual Meeting as Exhibit 99.1 to this report.

Item 9.01.   Financial Statements and Exhibits.

(d)   <u>Exhibits</u>

99.1   Slide Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

Dated: June 8, 2011

By: /s/ Adam C. Vandervoort
    Name: Adam C. Vandervoort
    Title: Vice President, General Counsel and Secretary

Strength. Vision. Stability.

THE IHC GROUP
Independence Holding Company



2011 STOCKHOLDERS MEETINGS
JUNE 9, 2011

Independence Holding Company
American Independence Corp.

© 2010 The IHC Group

What is The IHC Group?

- Two public companies (IHC and AMIC) that collectively control:
  - 3 carriers rated A- (Excellent) by A.M. Best Company
  - Vertically integrated administration
  - Controlled distribution
- Balanced mix of business with multiple life and health products
- Focusing on underwriting and pricing discipline
- Concentrating on market niches with higher margins

© 2010 The IHC Group

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

Accomplishments Since Last Meeting

- Book value increased 14%; stockholders' equity at all-time high despite obstacles

- A.M. Best upgrade to A- (Excellent) stable outlook

- Investment portfolio still highly rated (AA) with 5-year duration

- Increasing capital allows for higher retention of risk

- Continuing focus on diversified product mix and growth of "non-essential" health products

- Growth through controlled distribution

Strength. Vision. Stability.

THE IHC GROUP
Independence Holding Company

© 2010 The IHC Group

Increasing Retention and Capital Adequacy

- Increased Fully Insured retention in 2011

- Will keep all stop-loss risk on our paper thru IHCRS in 2012

- Capital adequacy – as measured by RBC

  – MNL – 620% increased from 495% in 2009

  – SSL – 752% increased from 520% in 2009

  – IAIC – 730% increased from 515% in 2009

Strength. Vision. Stability.

THE IHC GROUP
Independence Holding Company

© 2010 The IHC Group

Structure of Independence Holding Company



Carriers
Madison National Insurance Company
Standard Security Life
Independence American Insurance Company
Administration and program management
IHC Health Solutions
Pricing and medical management
Actuarial Management Corporation
MedWatch*
Hospital Bill Analysis*
Distribution
IHC Health Solutions
Independent Producers of America*
IHC Risk Solutions
healthinsurance.org*
IHC
AMIC
* 51 percent owned

© 2010 The IHC Group

Business Lines

- Medical stop-loss segment
  -national leader since 1987

- Group life and disability segment
  -leader in public sector markets since 1983

- Individual life and annuities through block acquisitions

- Fully insured segment has non-urban area focus
  -individual major medical and STM medical
  -group major medical
  -dental/vision
  -ancillary medical

THE IHC GROUP
Independence Holding Company

© 2010 The IHC Group

Strength. Vision. Stability.

6

Mix of Business at IHC



- Stop-Loss
- Group and Association MM
- Group Life and Disability
- Dental/Vision
- Individual Life and Annuities
- Limited Medical, STM and Accident

30%
25%
20%
13%
7%
5%

Based on gross premium percentages at March 31, 2011

© 2010 The IHC Group

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

IHC Investments

- Overall rated AA
- Projected $88 million cash from interest, amortization and scheduled maturities from fixed asset portfolio in next 12 months
- Relatively short duration of 5.0 years

© 2010 The IHC Group

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

8

Key Initiatives for 2011/2012

- Ownership of AMIC increased to 63%; stated intent to go up to 80%

- Consolidation of MGU back offices → efficiencies

- Stop-loss trends

- National Provider/stop-loss relationship

- Continue improvements in fully insured segment results

- Retaining more risk

- Unlocking shareholder value

Strength. Vision. Stability.

© 2010 The IHC Group

THE IHC GROUP
Independence Holding Company

Increasing AMIC ownership

- Currently own 63%
- Filed S-4 registering the exchange of IHC shares for AMIC shares
- Creates liquidity for AMIC shareholders
- AMIC companies will write more business through tighter collaboration with IHC and better utilize NOLs which will benefit IHC through its stock ownership of AMIC

© 2010 The IHC Group

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

Consolidation of MGUs

- Effective May 1, 2011 merged 4 AMIC owned subsidiaries and 2 MGUs owned by IHC into IHC Risk Solutions (IHCRS) with two main offices

- Appointed national sales leader with 6 regional reps

- Formed 2 underwriting teams, each servicing 50% of existing business and 3 regions

- Selected head of operations
  - Claims, medical management, accounting, compliance and policy issuance consolidated

- $1M-$2M of savings through elimination of redundancies

© 2010 The IHC Group

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

Stop-loss Trends

- **PPACA Impacts**
  - Not subject to 85% Medical Loss Ratio or new taxes in 2014
  - Younger, healthier groups will self-fund
  - Emphasis on wellness make self-funding even more attractive
  - Expect to see smaller groups turning to self-funding
    - Greater need for stop-loss
    - More premium per employee

- **Market Hardening**
  - IHCRS 20% rate increases in January, 2011
  - Claims significantly better same point in time

- **Poorly performing MGUs going out of business**

Strength. Vision. Stability.

© 2010 The IHC Group

THE IHC GROUP
Independence Holding Company

National Provider Network Stop-Loss Relationship

- Combines power of national provider network discounts with IHC's expertise in writing small or mid-sized groups

- Relationship commenced December, 2010 so momentum now building

  - Produced $1M of premium in May

  - Agreed to NAF holiday for balance of this year for new sales

- Higher close ratio than normal business

What They are Saying About Stop-loss

- Booz - "[T]here is significant interest among [midsized] employers in moving … to self-funded products"

- AM Best – "insurers … have experienced increased loss ratios … which has facilitated … higher premiums. These rate hikes may increase … demand for less-expensive self-insured plans. The demand for stop-loss insurance, in turn, may increase … thereby hardening the market."

- SPBA – "[S]elf-funded plans are comparatively unscathed by health reform, and can thus continue to offer … cost effective …flexibility of plan design"

- RAND Corp. – "[The] critical factor in [small] firms' decision to self-insure is the … opportunity to mitigate risk by purchasing stop-loss coverage"

© 2010 The IHC Group

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

Fully Insured Strategy

- Continue to change mix of business by growing 'non-essential' health plans

  - Dental & Vision
  - Limited Medical & Supplemental
  - Scheduled Benefits
  - Critical Illness & Ancillary Benefits

- Moderate year-over-year increase in underwriting results

- Incremental improvement in EBITDA results of operating companies

© 2010 The IHC Group

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

Maximizing Shareholder Value While Maintaining a High-Quality, Low-Duration Portfolio

- Organic growth of stop-loss and "non-essential" products in group and individual market

- Continue to safeguard our assets
  - Strong, safe portfolio
  - Short duration protects against inflation

- Continue decreasing expenses

- Responding to inquiries regarding sale of certain assets that could unlock shareholder value

- Continue to retain more risk

- Consider road show if market conditions permit

THE IHC GROUP
Independence Holding Company

© 2010 The IHC Group

Strength. Vision. Stability.

IHC Book Value

- IHC book value $15.11/sh as of March 31, 2011
  - Trading at 69% of book value*
- AMIC book value $10.92/sh
  - Trading at 56% of book value*
- Composite insurance index** is trading at 98% of book value
- As we unlock value of assets, market price should climb closer to book
- There is value in excess of book
  - Value of blocks
  - Value of profitable lines of business

*assumes market price $10.40/sh for IHC and $6.07/sh for AMIC as of June 6, 2011
**list of companies available upon request

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

© 2010 The IHC Group

Increase in Market Value

- Dow Jones – increased 16%
- S & P 500 – increased 15%
- Russell 2000 – increased 20%

- AMIC – increased 21%
- IHC – increased 60%

Note: As measured from before last year's annual meeting to June 6, 2011

© 2010 The IHC Group

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

Forward-Looking Statements

Certain statements in this presentation are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, cash flows, plans, objectives, future performance and business of IHC and AMIC. Forward-looking statements by their nature address matters that are, to differing degrees, uncertain. With respect to IHC and AMIC, particular uncertainties that could adversely or positively affect our future results include, but are not limited to, economic conditions in the markets in which we operate, new federal or state governmental regulation, our ability effectively to operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in our news releases and filings with the Securities and Exchange Commission.

These uncertainties may cause IHC's and AMIC's actual future results to be materially different than those expressed in this presentation. Neither IHC nor AMIC undertakes to update its forward-looking statements.

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

© 2010 The IHC Group